MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Company

Zi Corporation
Suite 2100, 840 - 7th Avenue S.W.
Calgary, AB T2P 3G2

Item 2.	Date of Material Change

June 27, 2007

Item 3.	News Release

A news release was issued on July 9, 2007 through the services of CCN Matthews.

Item 4.	Summary of Material Change

Andrew M. Gertler replaces Richard D. Tingle on the Board of Directors.

Item 5.	Full Description of Material Change

Zi Corporation announced that Andrew M. Gertler was named to its Board of Directors, effective June 27, 2007. Mr. Gertler replaces Richard D. Tingle, Q.C., who was Zi’s Chairman and a member of the Board since 2005. Mr. Tingle passed away June 27 of complications arising from esophageal cancer. The size of Zi’s Board remains at six members.

Mr. Gertler, 47, is currently a Principal of Montreal-based Lester Asset Management, Inc., a discretionary money management and advisory firm where he engages in portfolio management, merger and acquisition activities, corporate reorganization and private equity investments. Mr. Gertler also serves as a director of Toronto-based Northern Ethanol, Inc., Montreal-based Neutron Enterprises Inc. and Palo Alto, California-based Avicena Group, Inc.

Mr. Gertler previously served as Chairman, President and Chief Executive Officer of Northern Ethanol from November 2004 through April 2006, and continued as Chairman until June 2006. In addition, he served as Chairman and Chief Executive Officer of Neutron Enterprises from August 2004 until June 2006. From April 2001 to March 2004, he served as Managing Director of Gestion Jean-Paul Auclair Inc., a private equity firm based in Montreal.

Mr. Gertler received a Bachelor of Commerce degree in finance from McGill University in Montreal and an MBA degree from the University of Western Ontario. He currently resides in Montreal.

It is expected that the new Chairman will be appointed following the Annual General Meeting to be held on July 26, 2007.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

For further information, please contact Blair Mullin, Chief Financial Officer, by telephone at (403) 233-8875.

Item 9.	Date of Report

July 7, 2007